Mail Stop 4561

August 13, 2008

David P. Anastasi
Chief Executive Officer
Captaris, Inc.
301 116th Avenue SE, Suite 400
Bellevue, WA 98004

>   **Re: Captaris, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed on March 17, 2008**
>   **File No. 000-25186**

Dear Mr. Anastasi:

We have reviewed your response letter dated July 10, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 27, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Operations, page 46

1. Your response to prior comment No.1 does not address appear to address the disclosures on page 31 that indicate that you are offering both products and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X since your PCS and professional services are greater than 10%. Please clarify whether you consider your PCS activities to be a service or a product.

* * * * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief